FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month October, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Annexure I

OTHER NEWS

Sub: Update on Outcome of Board Meeting held on October 22, 2022

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Board of Directors of the Bank at its Meeting held today recorded that the current tenure of the MD&CEO of the Bank Mr. Sandeep Bakhshi (DIN 00109206) was upto October 3, 2023. The Board unanimously approved the re-appointment of Mr. Sandeep Bakhshi for a period of three years with effect from October 4, 2023 to October 3, 2026, subject to approval of the RBI and shareholders of the Bank.

Brief Profile of Mr. Sandeep Bakhshi is attached as Annexure I. Mr. Bakhshi is not related to any other director of the Bank. We affirm that Mr. Bakhshi is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure I

Mr. Sandeep Bakhshi is the Managing Director and CEO of ICICI Bank since October 15, 2018. Prior to his appointment as MD & CEO, he was a Wholetime Director and the Chief Operating Officer (COO) of the Bank.

Mr. Bakhshi has been with the ICICI Group for 36 years and has handled various assignments across the group in ICICI Limited, ICICI Lombard General Insurance, ICICI Bank and ICICI Prudential Life Insurance.

He grew up in a defence services family and has attended several schools and colleges across India before completing his management studies from XLRI in Jamshedpur.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 22, 2022	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager